Filed Pursuant to Rule 433
Registration No. 333-231096

The Republic of Korea

US$1,000,000,000 2.500% Notes due 2029

June 12, 2019

Final Term Sheet for US$1,000,000,000 2.500% Notes due 2029 (the “Notes”)

Issuer	The Republic of Korea
Issue Currency	U.S. Dollars
Issue Size	US$1,000,000,000
Issue Date	June 19, 2019
Maturity Date	June 19, 2029
Settlement Date	On or about June 19, 2019, which will be the fifth business day following the date of this final term sheet. Because the Notes will initially settle in T+5, if you wish to trade the Notes on any day prior to the second business day from the settlement date, you may be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement.
Interest Rate	2.500% per annum (payable semi-annually)
Interest Payment Dates	June 19 and December 19 of each year, starting December 19, 2019 Interest on the Notes will accrue from June 19, 2019.
Public Offering Price	98.456%
Gross Proceeds	US$984,560,000
Underwriting Discounts	0.150%
Net Proceeds (before expenses)	US$983,060,000
Listing	Approval in-principle has been received for the listing and quotation on the Singapore Exchange Securities Trading Limited.
Joint Bookrunners	Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, The Hongkong and Shanghai Banking Corporation Limited and J.P. Morgan Securities LLC
ISIN	US50064FAQ72
CUSIP	50064F AQ7

This final term sheet should be read in conjunction with the prospectus dated May 15, 2019, as supplemented by the preliminary prospectus supplement dated June 12, 2019 (together, the “Preliminary Prospectus”), relating to the Notes. Capitalized terms used but not defined herein have the meanings given to them in the Preliminary Prospectus.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the U.S. Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov. Alternatively, the Issuer, an underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407.

The most recent prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/873465/000119312519170676/d738119d424b5.htm